UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Zoran Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98975F101
(CUSIP Number)

JEFFREY C. SMITH
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7955

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,650*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,650*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON CO

* Includes 654,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,111,850*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,111,850*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

* Includes 218,100 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,111,850*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,111,850*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

* Includes 218,100 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,650*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,650*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

* Includes 654,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON CO

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JON S. CASTOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON DALE FULLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY MCCREARY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,300 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98975F101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.  On March 4, 2011, Ramius LLC (“Ramius”) announced a plan under which Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) would separate from Ramius and Cowen Group, Inc (“Cowen”).  Upon completion of the separation, Value and Opportunity Master Fund will be managed by Starboard Value LP.  In the press release, Ramius announced it expects to complete the separation by March 31, 2011.  Upon such completion, Value and Opportunity Master Fund expects to file an amendment to the Schedule 13D to reflect the new fund structure.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase cost of the 6,000 Shares owned directly by Mr. Lacey is approximately $59,216.  The Shares owned directly by Mr. Lacey were purchased with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 3, 2011, Ramius delivered to the Issuer the requisite number of consents from stockholders of the Issuer to remove Uzia Galil, James D. Meindl and Philip M. Young from the Board of Directors of the Issuer and to elect Ramius nominees Jon S. Castor, Dale Fuller and Jeffrey C. Smith in their place.  All proposals approved by stockholders took effect upon Ramius’ delivery of the consents to the Issuer at its principal executive offices on March 3, 2011.

On March 8, 2011, the Issuer issued a press release confirming that Ramius delivered the requisite consents to elect three new independent directors to the Issuer’s Board of Directors to replace the three current Board members.

Through March 8, 2011, Ramius delivered consents to the Issuer constituting (i) approximately 55% of the Issuer’s outstanding shares for the removal of Messrs. Meindl and Young, and approximately 59% of the Issuer’s outstanding shares for the removal of Mr. Galil and (ii) approximately 60% of the Issuer’s outstanding shares for the election of Mr. Castor, and approximately 55% of the Issuer’s outstanding shares for the election of Messrs. Fuller and Smith.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,125,569 Shares outstanding, as of March 2, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on March 7, 2011.

A.	Value and Opportunity Master Fund

(a)
As of the close of business on March 8, 2011, Value and Opportunity Master Fund beneficially owned 3,335,650 Shares, including 654,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

Percentage: Approximately 6.8%.

CUSIP NO. 98975F101

(b)	1. Sole power to vote or direct vote: 3,335,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,335,650
4. Shared power to dispose or direct the disposition: 0

(c)	Value and Opportunity Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

B.	COIL

(a)	As of the close of business on March 8, 2011, COIL beneficially owned 1,111,850 Shares, including 218,100 Shares underlying Call Options exercisable within 60 days of the date hereof.

Percentage: Approximately 2.3%.

(b)	1. Sole power to vote or direct vote: 1,111,850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,111,850
4. Shared power to dispose or direct the disposition: 0

(c)	COIL has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

C.	Ramius Advisors

(a)	Ramius Advisors, as the general partner of COIL, may be deemed the beneficial owner of the 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 2.3%.

(b)	1. Sole power to vote or direct vote: 1,111,850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,111,850
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

D.	Value and Opportunity Advisors

(a)
Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund.

Percentage: Approximately 6.8%.

(b)	1. Sole power to vote or direct vote: 3,335,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,335,650
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 98975F101

(c)	Value and Opportunity Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

E.	Ramius

(a)
Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

F.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)	Cowen has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

G.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)	RCG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

CUSIP NO. 98975F101

H.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)	C4S has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

I.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,447,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,447,500

(c)	None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

J.	Mr. Castor

(a)
As of the close of business on March 8, 2011, Mr. Castor owned directly 10,000 Shares.  Mr. Castor, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. Castor disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 98975F101

(c)	Mr. Castor has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

K.	Mr. Fuller

(a)
As of the close of business on March 8, 2011, Mr. Fuller owned directly 50,000 Shares.  Mr. Fuller, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. Fuller disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fuller has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

L.	Mr. Lacey

(a)
As of the close of business on March 8, 2011, Mr. Lacey owned directly 6,000 Shares.  Mr. Lacey, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. Lacey disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 6,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D by Mr. Lacey are set forth on Schedule A and incorporated herein by reference.

M.	Mr. McCreary

(a)
As of the close of business on March 8, 2011, Mr. McCreary owned directly 22,300 Shares.  Mr. McCreary, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. McCreary disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

CUSIP NO. 98975F101

(b)	1. Sole power to vote or direct vote: 22,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,300
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McCreary has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

N.	Mr. Terino

(a)
As of the close of business on March 8, 2011, Mr. Terino owned directly 20,000 Shares.  Mr. Terino, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. Terino disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 20,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Terino has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

O.	Mr. Smith

(a)
As of the close of business on March 8, 2011, Mr. Smith did not directly own any Shares.  Mr. Smith, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Mr. Smith disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Smith has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A annexed to Amendment No. 2 to the Schedule 13D, who are not also Reporting Persons, beneficially owns any securities of the Issuer.

CUSIP NO. 98975F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2011

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  Ramius Value and Opportunity Advisors LLC,
its investment manager

COWEN OVERSEAS INVESTMENT LP
By:  Ramius Advisors, LLC,
its general partner

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By:  Ramius LLC,
its sole member

RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., its managing member C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary and Edward Terino

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

CUSIP NO. 98975F101

SCHEDULE A

Transactions in Securities of the Issuer since the Filing of Amendment No. 4 to the Schedule 13D

Securities Purchased	Price Per Share($)	Date of Purchase

THOMAS LACEY

6,000	9.8693	02/02/2011